                                               Filed Pursuant to Rule 424(b)(5)
                                                     Registration No. 333-33826


     WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT. THIS PROSPECTUS SUPPLEMENT AND THE BASE PROSPECTUS ARE PART OF AN EFFECTIVE REGISTRATION STATEMENT FILED WITH THE SEC. THIS PROSPECTUS SUPPLEMENT AND THE BASE PROSPECTUS ARE NOT OFFERS TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

                      SUBJECT TO COMPLETION -- MAY 8, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS SUPPLEMENT
MAY   , 2000
(TO PROSPECTUS DATED APRIL 3, 2000)

                                      LOGO
                        NIAGARA MOHAWK POWER CORPORATION

                                  $200,000,000

                            % SENIOR NOTES DUE MAY 200_
--------------------------------------------------------------------------------

    THE COMPANY:

    - We are engaged principally in the regulated energy delivery business in areas of central, northern and western New York State.

    -  Niagara Mohawk Power Corporation
       300 Erie Boulevard West
       Syracuse, New York 13202
       (315) 474-1511

THE SENIOR NOTES AND THE OFFERING:

-  Maturity: May   , 200_

- Interest Payments: Semi-annually on November 15 and May 15, commencing on November 15, 2000.

-  Ranking: Senior unsecured obligations.

-  Use of Proceeds: General corporate purposes.

-  Closing: May   , 2000

------------------------------------------------------------------------------------
                                                    Per Note                 Total
------------------------------------------------------------------------------------
Public offering price:                                     %                $
Underwriting fees:
Proceeds to Company:
------------------------------------------------------------------------------------

    THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE S-4.

--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved any of the securities offered by this prospectus supplement or the attached prospectus or determined if this prospectus supplement or the attached prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE
                   MERRILL LYNCH & CO.
                                     J.P. MORGAN & CO.
                                                   SALOMON SMITH BARNEY

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

Forward-Looking Information.................................   S-1
Niagara Mohawk Power Corporation............................   S-2
Recent Developments.........................................   S-2
Use Of Proceeds.............................................   S-3
Risk Factors................................................   S-4
Selected Consolidated Financial Information.................   S-8
Capitalization..............................................  S-12
Description Of The Notes....................................  S-13
Description Of Our Outstanding Senior Notes.................  S-15
Underwriting................................................  S-18
Validity Of The Notes.......................................  S-19
Where You Can Find More Information.........................  S-20

                                   PROSPECTUS

About This Prospectus.......................................     1
About Niagara Mohawk Power Corporation......................     1
Use of Proceeds.............................................     1
Ratio of Earnings to Fixed Charges..........................     2
Description of Securities We May Offer......................     2
Description of New Bonds....................................     3
Description of New Debentures...............................     7
Regarding the Trustees......................................    11
Description of Terms Common to New Bonds and New
  Debentures................................................    11
Global Securities...........................................    13
Plan of Distribution........................................    14
Validity of Debt Securities.................................    14
Experts.....................................................    14
Where You Can Find More Information.........................    15

                          FORWARD-LOOKING INFORMATION

     This prospectus supplement, the prospectus that accompanies it, and the documents that are incorporated by reference in them contain statements that are not exclusively statements of historical fact. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

     You can find many of these statements by looking for words such as "believe," "expect," "anticipate," "estimate," or similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements. The risks and uncertainties include those risks and uncertainties identified, among other places, under the heading "Risk Factors" in this prospectus supplement and elsewhere in the accompanying prospectus and in the documents that are incorporated by reference in them.

     These statements include our statements regarding the following:

     - the impact of our substantial leverage on our future competitiveness;

     - the potential for decreased sales due to the ability of our current customers to obtain electricity from other sources;

     - general economic conditions in our service area;

     - liability related to the ownership and operation of nuclear facilities;

     - the impact of government regulation;

     - the impact of the Master Restructuring Agreement, which we will refer to as the "MRA," on our reported earnings;

     - the impact of environmental laws on our operations; and

     - our ability to recover in our rates all of our regulatory assets, as well as challenges to our ability to collect exit fees from customers who attempt to bypass our system.

     Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. You are cautioned not to place undue reliance on such statements.

     The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. We undertake no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events.

     The following information should be read in conjunction with the more detailed information and the financial statements, including the accompanying notes, appearing elsewhere (or incorporated by reference) in this prospectus supplement and the accompanying prospectus. You are encouraged to read this prospectus supplement and the accompanying prospectus and the documents incorporated by reference in them.

                        NIAGARA MOHAWK POWER CORPORATION

     We were organized in 1937 under the laws of New York State and are engaged principally in the regulated energy delivery business in New York State. We provide electric service, and we sell, distribute and transport natural gas, to over 1.6 million electric and 560 thousand gas customers in areas of central, northern and western New York State.

     On March 18, 1999, we were reorganized into a holding company structure in accordance with the Agreement and Plan of Exchange between Niagara Mohawk Holdings, Inc. and us. Our outstanding common stock was exchanged on a share-for-share basis for Holdings' common stock. Our debt and preferred stock were not exchanged as part of the share exchange and continue as our obligations. See "Where You Can Find More Information" for how you can find more information about the reorganization and about us.

                              RECENT DEVELOPMENTS

     The electricity generation business is becoming deregulated. A key component in our Power Choice agreement to lower average electricity prices and provide customer choice is the divestiture of our generation assets.

     Since 1998, we have divested approximately 3,500 MW of capacity for approximately $860 million, representing the majority of our fossil and hydro generating assets. We expect to close the sale of our Albany oil and gas-fired generation plant for $47.5 million in the second quarter of 2000, and we have an agreement with Central Hudson Gas & Electric to sell our interest in our Roseton facility by no later than January 1, 2003.

     On June 24, 1999, we announced an agreement to sell our nuclear assets to AmerGen Energy Company, LLC, which we will refer to as "AmerGen," a joint venture of PECO Energy Company and British Energy, for approximately $135 million. Along with the asset purchase agreement, we also signed a power purchase agreement with AmerGen to purchase energy and capacity at negotiated prices. New York State Electric and Gas Corporation, which we will refer to as "NYSEG," was also a party to the agreement and agreed to sell its 18% share of Nine Mile Point Unit 2 to AmerGen. The sale to AmerGen was subject to a previously existing agreement among the five co-owners of Nine Mile Point Unit 2 that gives the co-owners the right to match a third-party purchase offer made for any share of the plant. On December 21, 1999, Rochester Gas & Electric, a 14% co-owner, submitted a notice stating it would match the AmerGen agreement. The sale agreement was subject to regulatory approval and was contingent upon the receipt of satisfactory regulatory treatment of our stranded costs, which we estimated to be in the range of $1.8 to $1.85 billion.

     We originally requested approval from the New York State Public Service Commission, which we will refer to as the "PSC," by December 1999 and filed an application with the Nuclear Regulatory Commission, which we will refer to as the "NRC," to transfer the licenses to AmerGen. On January 26, 2000, the staff of the PSC informed the administrative law judge, which we will refer to as the "ALJ," and all parties including us, that they believed the terms of the proposed nuclear sale were not in the public interest. On April 25, 2000, the PSC deemed NYSEG's and our petitions with respect to the AmerGen agreement to be withdrawn because the PSC expects a competitive process to sell the nuclear assets to result in substantially higher value and lower stranded costs than the AmerGen agreement. The PSC's April 25, 2000 Order contains the following three key observations:

     (1) the separation of generation from transmission and distribution is consistent with the PSC's policy of supporting competition in the wholesale generation market;

     (2) the sale by the utilities at current market values would constitute appropriate mitigation of stranded costs and would establish a basis for the PSC to further consider the extent of the utilities' ability to recover their remaining stranded costs; and

     (3) the PSC would resolve the ratemaking treatment of any sale by following the principles established in the utilities' competitive opportunities/restructuring orders and examining reduced utility risks.

     We cannot predict the outcome of this process, but are committed to pursue the sale of Nine Mile Point Unit 1 and Nine Mile Point Unit 2. Notwithstanding this commitment, because the competitive process is not yet defined and because any sale will be subject to regulatory hurdles that must be overcome, including stranded cost recovery, we do not believe that a sale is any more likely to occur than other possible outcomes, including the possible continued operation of the plants by us for the remainder of their useful lives.

                                USE OF PROCEEDS

     We will use the proceeds from the sale of the notes for general purposes. Our general corporate purposes may include:

     - financing of our construction program;

     - refunding existing long term debt and preferred stock;

     - refunding short term debt;

     - financing of termination or restructuring of power purchase agreements with independent power producers; and

     - repurchasing common stock of Niagara Mohawk Holdings, Inc.

                                  RISK FACTORS

WE ARE SUBSTANTIALLY LEVERAGED AND, ACCORDINGLY, HAVE LIMITED FINANCIAL FLEXIBILITY

     We have substantial leverage and significant debt service obligations. As of March 31, 2000, we have outstanding approximately $5.4 billion of senior indebtedness, consisting primarily of $2.4 billion of First Mortgage Bonds, which are secured by a lien on substantially all of our utility property, $0.5 billion of borrowings under our senior bank facility, which are secured with First Mortgage Bonds, and $2.5 billion of senior unsecured debt (which will increase to $2.7 billion as a result of the offering of the notes). We also have available additional borrowings of $275 million under our senior bank facility.

     The degree to which we are leveraged could have important consequences to you, including the following:

     - our substantial leverage may place us at a competitive disadvantage, hinder our ability to adjust rapidly to changing market conditions, and make us more vulnerable in the event of a downturn in general economic conditions or our business; and

     - our ability to obtain additional financing for working capital, capital expenditures, acquisitions or other corporate purposes will be limited in the future.

DECREASED SALES AND AN ECONOMIC DOWNTURN IN OUR SERVICE AREA MAY ADVERSELY AFFECT OUR ELECTRIC REVENUES AND PROFITABILITY

     Under our regulatory agreement with the PSC, we have established rates intended to create sufficient cash flow to at least cover our operating expenses, satisfy our fixed obligations and recover allowable stranded costs. Our rate design is based on estimates of future electricity usage and the number of customers connected to our distribution system. The level of electric revenues can be adversely affected by lower than projected sales to retail customers and by customer bypass of the system. Economic conditions in our service area could result in lower sales due to the relocation of customers. Because of the relatively high cost of our electricity, customers could seek to bypass our distribution system through self-generation or to replace us with a municipal or other utility. Our regulatory agreement requires, with limited exceptions, the payment of an exit fee or access charge in these circumstances. Several affected customers and competitors have said they may challenge our right to collect these fees, or the appropriate level of these fees. The Village of Lakewood is seeking to avoid the payment of exit fees and has initiated proceedings at the Federal Energy Regulatory Commission, which we will refer to as "FERC," and the PSC. We expect the PSC to render a decision by the second quarter of 2000. There can be no assurance that we will prevail in this or other proceedings. If revenues are significantly lower than those anticipated in our rate design, our profitability could be materially and adversely affected.

WE MAY INCUR SUBSTANTIAL LIABILITY FROM OUR OWNERSHIP AND OPERATION OF NUCLEAR FACILITIES

     On June 24, 1999, we announced an agreement to sell our nuclear assets to AmerGen. NYSEG was also a party to the agreement and agreed to sell its 18% share of Nine Mile Point Unit 2 to AmerGen. The sale to AmerGen was subject to a previously existing agreement among the five co-owners of Nine Mile Point Unit 2 that gives the co-owners the right to match a third-party purchase offer made for any share of the plant. On December 21, 1999, Rochester Gas & Electric, a 14% co-owner, submitted a notice stating it would match the AmerGen agreement. On January 26, 2000, the staff of the PSC informed the ALJ and all parties that they believed the terms of the proposed nuclear sale were not in the public interest. On April 25, 2000, the PSC deemed NYSEG's and our petitions with respect to the AmerGen agreement to be withdrawn because the PSC expects a competitive process to sell the nuclear assets to result in substantially higher values and lower stranded costs than the AmerGen agreement.

     We cannot predict the outcome of this process, but are committed to pursue the sale of Nine Mile Point Unit 1 and Nine Mile Point Unit 2. Notwithstanding this commitment, because the competitive process is not yet defined and because any sale will be subject to regulatory hurdles that must be overcome, including stranded cost recovery, we do not believe that a sale is any more likely to occur than other possible outcomes, including the possible continued operation of the plants by us for the remainder of the their useful lives.

     In the event that a sale of the nuclear assets does not occur, we will continue to recover the costs to run the nuclear generation plants in our Power Choice rates. In addition, we would continue to participate in the PSC regulatory proceeding regarding the future of nuclear assets in New York State.

     Because of the uncertainty as to whether the PSC will approve any sale of the nuclear generating plants on terms acceptable to us, and the outcome of other regulatory approvals, we have continued to utilize our best estimate of cash flows based on a held-and-used (regulated) model for purposes of assessing whether an asset impairment existed as of March 31, 2000. Under this assumption, the nuclear generating plants are not impaired.

     If, and when, we conclude that our best estimate of future cash flows is from the sale of the power plants, the impairment test will be performed taking into consideration the expected cash flows from operations until sale, expected cash proceeds from the sale of the assets, less amounts required to pre-fund the nuclear decommissioning trust funds.

     At March 31, 2000, the net book value of our nuclear generation assets (including materials, supplies and nuclear fuel) was approximately $1.6 billion, excluding the reserve for decommissioning. In addition, we have other nuclear-related assets of approximately $0.5 billion. These assets include the decommissioning trusts and regulatory assets, primarily related to the flow-through to customers of prior income tax benefits.

     Risks of substantial liability arise from the ownership and operation of nuclear facilities, including, among others, mechanical or structural problems at a nuclear facility, the storage, handling and disposal of radioactive materials, limitations on the amounts and types of insurance coverages commercially available and uncertainties with respect to the technological and financial aspects of decommissioning nuclear facilities at the end of their useful lives. Our Nine Mile Point Unit 1 nuclear facility is one of the oldest in operation in the United States, having commenced operations in 1969. On September 24, 1999, we announced that we began a comprehensive program to enhance the operating performance of our two nuclear plants, Nine Mile Point Unit 1 and Nine Mile Point Unit 2. Previous internal and external performance reviews, including a review by the NRC, outline the need for operational improvements. We have implemented a phased performance improvement program designed to strengthen organizational capability to improve more rapidly and address challenges more effectively. We have also established a contractual partnership with PECO Energy to provide additional management and expertise. We incurred expenses of approximately $1.0 million during 1999 for this performance improvement program. We have budgeted an additional $5.9 million in expense and $2.8 million for capital improvements for the six months ending June 30, 2000. The delay in the timing of the sale of Nine Mile Point Unit 1 and Nine Mile Point Unit 2 will probably affect the cost of the improvement program.

     In the event of an extended outage of either Nine Mile Point Unit 1 or Nine Mile Point Unit 2 at Nine Mile Point, we would be required to purchase power in the open market to replace the power normally produced by these facilities. Such purchases would subject us to the risk of increased energy prices and, depending on the length of the outage and the level of market prices, could have a material adverse effect on our cash flow. Under our regulatory agreement, we are not entitled to pass along these increased costs to customers in the form of higher electric rates. If the facilities were to have material problems with their physical condition, it could affect their sale and if so, we would then evaluate the economic justification of continuing to operate the facilities. The PSC can review the prudence of our decision to close a facility to determine whether we should be allowed to recover its incremental costs, including replacement power costs. These costs would likely be significant to us.

OUR BUSINESS IS SUBJECT TO EXTENSIVE REGULATION BY THE PSC AND THE FEDERAL GOVERNMENT

     We are subject to extensive regulation by the PSC. While the most material aspects of our rate structure for the next three years have been established, the PSC is likely to continue to assess competitive consequences in considering future rate increases even if we experience revenue shortfalls or increased expenses. In addition, many aspects of our operations, including our electric transmission and distribution systems, the operation and maintenance of our nuclear facilities, our gas distribution operations and the issuance of our securities will continue to be subject to extensive regulation by both the federal government and the PSC. Changes in these regulations or in their application to us could adversely affect our business and financial condition. Further, uncertainty exists regarding the ultimate impact on us as the electric industry is further deregulated and electricity suppliers gain open access to our retail customers.

THE MASTER RESTRUCTURING AGREEMENT ADVERSELY AFFECTS OUR REPORTED EARNINGS

     Because of the regulatory accounting treatment afforded the MRA which we completed in June 1998, our reported net income has, as anticipated, been significantly depressed. The $4 billion of compensation paid to the independent power producers pursuant to the MRA was recorded as a regulatory asset and is being amortized over ten years. Financing such compensation by means of our June 1998 offering of $3.45 billion in debt securities has also increased our interest expense. The recovery of these significant costs through our prices puts continued pressure on us to absorb any increases in operating costs in order to maintain or reduce our prices and thereby improve our competitive position.

OUR OPERATIONS ARE SUBJECT TO A WIDE RANGE OF ENVIRONMENTAL LAWS

     Our operations are subject to a wide range of environmental laws and regulations relating to, among other matters, air emissions, wastewater discharges, landfill operations and hazardous waste management. Compliance with these laws and regulations is an important factor in our business. In order to meet current environmental standards, we are conducting a program to remediate, as necessary, certain properties associated with our former gas manufacturing process and other properties which we have learned may be contaminated with industrial waste, as well as investigating identified industrial waste sites as to which it may be determined that we contributed waste. We have also been advised that various federal, state or local agencies believe certain properties require investigation and we have prioritized the sites based on available information in order to enhance the management of investigation and remediation, if necessary. In addition, we recently informed the New York State Department of Environmental Conservation of 24 additional sites which may require other investigation and remediation in response to an October 1999 request for information. We believe it is probable that we will continue to recover environmental compliance and remediation costs in our rates, and we have recorded a regulatory asset for recovery of these costs. However, additional expenses associated with remedial costs or compliance with proposed and future environmental laws and regulations may have a material adverse effect on our future operations and financial condition.

     The New York State Department of Environmental Conservation has commenced a state-wide investigation of coal-fired electric power plants to determine compliance with certain new source review requirements or new source performance standards under the Clean Air Act. We have provided documents in response to a subpoena issued in January 2000. Although we believe that the resolution of this matter should not have a material adverse effect on our future operations and financial condition, the New York State Department of Environmental Conservation may impose monetary penalties or other sanctions.

DISCONTINUING THE APPLICATION OF CERTAIN ACCOUNTING PRINCIPLES COULD ADVERSELY AFFECT US

     We continue to apply the accounting principles set forth in Statement of Financial Accounting Standards No. 71, which we will refer to as "SFAS No. 71," to our electric transmission and distribution, nuclear and gas operations, based on the terms of our regulatory agreement. SFAS No. 71 permits a utility to defer certain costs which would otherwise be expensed when authorized to do so by the relevant regulatory authorities. As of March 31, 2000, we had $5.4 billion of regulatory assets. In the event that we determine, either as a result of lower than expected revenues or higher than expected costs, that our regulatory assets are not in fact recoverable, we could no longer apply the principles of SFAS No. 71 and would be required to record a non-cash charge against income in the amount of the remaining unamortized regulatory assets. The resulting charge would be material to our financial condition and adversely affect our ability to pay dividends.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following table contains certain consolidated financial information about us for the periods presented. The financial information below for each of the five years ended December 31, 1999 has been derived from our audited financial statements and should be read in conjunction with the financial statements, including the related notes, which are included in our Annual Report on Form 10-K for each of the respective years. The selected consolidated financial information as of and for the three months ended March 31, 1999 and 2000 has been derived from our unaudited consolidated financial statements, which in the opinion of our management reflect all adjustments (consisting only of normal recurring adjustments) necessary to present fairly, in accordance with generally accepted accounting principles, the information contained therein. See "Where You Can Find More Information" in this prospectus supplement.

                                                                                                 THREE MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,                              MARCH 31,
                            ----------------------------------------------------------------   -----------------------
                               1995         1996         1997         1998          1999          1999         2000
                                                              (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
Operating revenues:
Electric..................  $3,335,548   $3,308,979   $3,309,441   $ 3,261,144   $ 3,247,757   $  849,746   $  823,672
Gas.......................     581,790      681,674      656,963       565,229       579,583      246,275      245,107
                            ----------   ----------   ----------   -----------   -----------   ----------   ----------
                             3,917,338    3,990,653    3,966,404     3,826,373     3,827,340    1,096,021    1,068,779
                            ----------   ----------   ----------   -----------   -----------   ----------   ----------
Operating expenses:
Fuel for electric
  generation..............     165,929      181,486      179,455       239,982       189,657       57,094       13,330
Electricity purchased.....   1,137,937    1,182,892    1,236,108     1,001,991       807,038      160,965      279,890
Gas purchased.............     276,232      370,040      345,610       272,141       266,723      107,346      138,432
Other operation and
  maintenance.............     817,897      928,224      835,282       937,798       889,100      203,292      214,689
Power Choice Charge.......          --           --           --       263,227            --           --           --
Amortization of MRA
  Regulatory Asset........          --           --           --       128,833       386,499       96,625       96,625
Depreciation and
  amortization............     317,831      329,827      339,641       355,417       344,930       94,692       77,832
Other taxes...............     517,478      475,846      471,469       459,961       411,842      121,723       77,263
                            ----------   ----------   ----------   -----------   -----------   ----------   ----------
                             3,233,304    3,468,315    3,407,565     3,659,350     3,295,789      841,737      898,061
                            ----------   ----------   ----------   -----------   -----------   ----------   ----------
Operating income..........     684,034      522,338      558,839       167,023       531,551      254,284      170,718
Other income
  (deductions)............       3,069       35,943       24,997        42,602        (5,682)      (3,839)      (7,365)
                            ----------   ----------   ----------   -----------   -----------   ----------   ----------
Income before interest
  charges.................     687,103      558,281      583,836       209,625       525,869      250,445      163,353
Interest charges..........     279,674      278,033      273,906       397,178       485,240      130,275      111,332
                            ----------   ----------   ----------   -----------   -----------   ----------   ----------
Income (loss) before
  federal and foreign
  income taxes............     407,429      280,248      309,930      (187,553)       40,629      120,170       52,021
Federal and foreign income
  taxes...................     159,393      102,494      126,595       (66,728)       18,883       60,314       31,188
                            ----------   ----------   ----------   -----------   -----------   ----------   ----------
Income (loss) before
  extraordinary item......     248,036      177,754      183,335      (120,825)       21,746       59,856       20,833
Extraordinary item........          --      (67,364)          --            --       (23,807)          --           --
                            ----------   ----------   ----------   -----------   -----------   ----------   ----------
Net income (loss).........     248,036      110,390      183,335      (120,825)       (2,061)      59,856       20,833
Dividends on preferred
  stock...................      39,596       38,281       37,397        36,555        36,808        9,024        7,904
                            ----------   ----------   ----------   -----------   -----------   ----------   ----------
Balance available for
  common stock............  $  208,440   $   72,109   $  145,938   $  (157,380)  $   (38,869)  $   50,832   $   12,929
                            ==========   ==========   ==========   ===========   ===========   ==========   ==========

                                                                                                 THREE MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,                              MARCH 31,
                            ----------------------------------------------------------------   -----------------------
                               1995         1996         1997         1998          1999          1999         2000
                                                              (DOLLARS IN THOUSANDS)
STATEMENT OF CASH FLOW DATA:
Cash Flows Provided by/
  (used in):
Operating activities......  $  700,005   $  700,402   $  537,575   $(3,240,455)  $   798,730   $  287,217   $  261,534
Investing activities......    (277,004)    (331,611)    (393,971)     (447,091)      596,497      (21,357)     (79,062)
Financing activities......    (363,856)    (196,868)     (90,770)    3,482,312    (1,496,196)     (98,666)     (64,715)
OTHER OPERATING DATA:
EBITDA(1).................  $  929,100   $  957,500   $  961,500   $   990,500   $ 1,262,500   $  443,900   $  342,800
Net cash interest(2)......     260,500      244,500      226,900       345,500       404,700      109,700       91,600
Capital expenditures(3)...     345,804      352,049      290,757       392,200       298,081       70,928       56,343
Ratio of EBITDA to net
  cash interest(4)........         3.6x         3.9x         4.2x          2.9x          3.1x         3.0x         3.1x
Ratio of earnings to fixed
  charges(5)..............         2.3x         1.6x         2.0x          0.6x          1.0x         1.0x         0.9x

                                              AS OF DECEMBER 31,                               AS OF MARCH 31,
                       ----------------------------------------------------------------   -------------------------
                          1995         1996         1997         1998          1999          1999          2000
                                                          (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:

Net utility plant....  $7,007,853   $6,957,615   $6,868,044   $ 6,877,959   $ 5,888,242   $ 6,844,090   $ 5,863,001
Total assets.........   9,477,869    9,427,635    9,584,141    13,861,187    12,445,608    13,803,479    12,456,519
Total long-term
  debt...............   3,647,478    3,525,963    3,484,476     6,729,465     5,656,328     6,738,224     5,662,918
Preferred stock......     546,000      535,600      526,730       516,610       508,990       516,610       508,990
Common stockholder's
  equity.............   2,513,952    2,585,572    2,727,527     3,170,142     2,785,171     3,097,763     2,752,852

------------------------------
(1) EBITDA represents a non-GAAP measure of cash flow which is calculated as: earnings before interest charges, interest income, income taxes, depreciation and amortization, amortization of nuclear fuel, allowance for funds used during construction, MRA regulatory asset amortization, and extraordinary items. EBITDA is presented to provide additional information about our ability to meet requirements for preferred and debt service and capital spending. EBITDA should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flows as a measure of liquidity.

(2) Net cash interest reflects interest charges plus allowance for funds used during construction less the non-cash impact of the net amortization of discount on long-term debt and interest accrued on the Nuclear Waste Policy Act disposal liability less interest income.

(3) Capital expenditures consist of amounts for our construction program related to utility operations including the amounts incurred by us to comply with the Clean Air Act and other environmental requirements.

(4) For purposes of determining the ratio of EBITDA to net cash interest, EBITDA and net cash interest are calculated as described above in notes (1) and
    (2). The ratio of EBITDA to net cash interest is presented to provide additional information about our ability to meet future requirements for preferred stock and debt service. See the Consolidated Statements of Cash Flows incorporated by reference in this prospectus supplement. The ratios for the periods ending March 31, 1999 and 2000 were calculated using data for the twelve month period then ended.

(5) For purposes of determining the ratio of earnings to fixed charges requirements, (i) earnings consist of income before federal and foreign income taxes plus fixed charges and (ii) fixed charges consist of interest charges on all indebtedness, including the portion of rental expense that is representative of the interest factor. The ratios for the periods ending March 31, 1999 and 2000 were calculated using data for the twelve month period then ended. Fixed charges exceed earnings before income taxes and fixed charges by $187.5 million in 1998 and by $64.1 million for the period ended March 31, 2000.

     In 1998, we implemented two related agreements which provided for the restructuring of our financial condition: the Power Choice agreement and the MRA. In exchange for cash and shares of our common stock, worth approximately $4 billion in the aggregate, 14 independent power producers agreed to terminate, restate or amend 27 power purchase agreements, which represented in excess of 75% of our estimated above-market power purchase obligation at the time. We financed the cash portion of this transaction by issuing senior unsecured debt totaling approximately $3.45 billion and approximately $300 million of common stock. Using improved cash flows from the restructuring, we have since retired approximately $1.2 billion of indebtedness and we have received regulatory approval for an $800 million repurchase program of our holding company's common stock over a six-year period. The holding company's board has approved the repurchase of 40 million shares through December 31, 2002, and we have repurchased 10.7 million shares through March 31, 2000.

     The Power Choice agreement requires us to lower our electric rates during a three-year phase-in period which began in September 1998 which would reduce our annual electric revenue by approximately 3% once fully phased in. In addition, we established a regulatory asset of approximately $4 billion related to the MRA payment that will be amortized over a period not to exceed ten years. Our rates under Power Choice have been designed to permit recovery of the MRA regulatory asset. In approving Power Choice, the regulators limited the estimated value of the MRA regulatory asset that could be recovered, which resulted in an after-tax charge to the second quarter of 1998 earnings of $171 million upon the closing of the MRA.

     The Power Choice agreement also required us to divest our fossil and hydroelectric generation facilities. This program is substantially complete. During 1999, we completed the sales of our hydroelectric generation plants, our coal-fired generation plants and our Oswego oil and gas-fired plant for $860 million. We expect to close the sale of our Albany oil and gas-fired generation plant for $47.5 million in the second quarter of 2000, and we have an agreement with Central Hudson to sell our interest in our last remaining fossil plant, Roseton, by no later than January 1, 2003.

     The cumulative effect of these transactions is generally to reduce our revenues while substantially lowering our cash operating costs, resulting in increased operating cash flow. As a result of these transactions, our financial results for any particular period are not comparable to those results for any other period.

RECENT OPERATING RESULTS

     We reported earnings for the first quarter of 2000 of $12.9 million, as compared to $50.8 million for the first quarter of 1999. Earnings in the first quarter of 2000 were down primarily as a result of lower gas gross margin, which reduced earnings for the quarter by approximately $22.5 million. Gas gross margins were lower in part because of a change in the regulatory adjustment mechanism used to record gas costs, the effect of which should reverse over the remainder of the year.

     Earnings for the first quarter of 2000 were also impacted by increased costs associated with the operation of the newly formed New York Independent System Operator, which we will refer to as the "NYISO," which reduced earnings by approximately $14.3 million. The NYISO, which began formal operations on December 1, 1999, replaced the New York Power Pool and now manages the bulk transmission system in New York State. We experienced higher NYISO costs related to ancillary service charges and energy purchases. We and the NYISO have petitioned the FERC regarding the magnitude of NYISO charges for ancillary services and have asked the FERC to order a refund of some of those charges. We are unable to predict the FERC's response. In addition, we believe that some portion of the NYISO charges will be reversed as the NYISO performs load reconciliations for the first quarter of 2000. The higher NYISO costs we experienced are primarily related to start-up issues at the NYISO and we expect that as the bulk power market matures these issues will be resolved.

     Additionally, earnings in the first quarter of 2000 were reduced by approximately $5 million by costs related to the Nine Mile Point Unit 2 refueling outage and by approximately $5 million as a result of the second phase of electric price reductions implemented as part of our electric regulatory agreement.

     First quarter earnings reductions were partially offset by $12.3 million in decreased interest expense due to the retirement of over $1 billion in debt in 1999.

     Our electric revenues in the first quarter of 2000 were $823.7 million, down 3.1% from the first quarter of 1999. Retail sales of electricity decreased 8.0% for the three months ended March 31, 2000 as compared to the same period in 1999. Retail sales in the first quarter of 1999 include the one-time impact of billing customers on a monthly basis rather than bi-monthly. Retail revenues declined in part as more customers chose to buy energy from other companies under retail choice, as well as due to warmer weather and lower prices.

     Our natural gas revenues in the first quarter of 2000 were $245.1 million, down 0.5% from the first quarter of 1999. Retail sales of natural gas decreased 6.6% for the three months ended March 31, 2000 as compared to the same period in 1999. Total gas deliveries, which includes the transportation of customer-owned gas, were down 6.2% for the three months ended March 31, 2000 as compared to the same period in 1999.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 2000 and as adjusted to give effect to the consummation of the offering of the notes. The following data should be read in conjunction with the consolidated financial statements and notes thereto included in the documents incorporated herein by reference.

                                                                AS OF MARCH 31, 2000
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                               (DOLLARS IN THOUSANDS)
COMMON STOCKHOLDERS' EQUITY:
  Common stock par value $1.00 per share, 250,000,000 shares
     authorized 187,364,863 shares issued...................  $  187,365    $  187,365
  Repurchase of common stock of Niagara Mohawk Holdings,
     Inc., at cost..........................................    (166,748)     (166,748)
  Capital stock premium and expense.........................   2,361,324     2,361,324
  Accumulated other comprehensive income....................      (4,873)       (4,873)
  Retained earnings.........................................     375,784       375,784
                                                              ----------    ----------
          Total common equity...............................   2,752,852     2,752,852
                                                              ----------    ----------
PREFERRED STOCK:
  Cumulative preferred stock, par value $100 per share,
     3,400,000 shares authorized:
     Mandatorily redeemable. Issued and outstanding 186,000
      shares................................................      18,600        18,600
     Non-redeemable. Issued and outstanding 2,100,000
      shares................................................     210,000       210,000
  Cumulative preferred stock, par value $25 per share,
     19,600,000 shares authorized:
     Mandatorily redeemable. Issued and outstanding
      2,015,602 shares......................................      50,390        50,390
     Non-redeemable. Issued and outstanding 6,200,000
      shares................................................     230,000       230,000
                                                              ----------    ----------
                                                                 508,990       508,990
     Less sinking fund requirements.........................       7,620         7,620
                                                              ----------    ----------
          Total preferred stock.............................     501,370       501,370
                                                              ----------    ----------
  Preference stock, par value $25 per share, 8,000,000
     shares authorized None issued and outstanding..........          --            --
LONG-TERM DEBT:
  Long-term debt............................................   5,662,918     5,862,918
     Less long-term debt due in one year....................     820,338       820,338
                                                              ----------    ----------
  Total long-term debt......................................   4,842,580     5,042,580
                                                              ----------    ----------
          Total capitalization..............................  $8,096,802    $8,296,802
                                                              ==========    ==========

                            DESCRIPTION OF THE NOTES

     You should read the following information concerning the notes in conjunction with the statements under "Description of the New Debentures," "Description of Terms Common to New Bonds and New Debentures" and "Global Securities" in the accompanying prospectus.

     We will issue the notes as a separate series of debt securities under an
indenture dated as of May   , 2000 between us and The Bank of New York, as
trustee. We will issue notes with an aggregate principal amount of $200,000,000. We will issue the notes in denominations of $1,000 or in multiples of $1,000.

     The notes will mature on May   , 200 . Interest on the notes will accrue
from May   , 2000 at a rate of      % per annum, computed on the basis of a
360-day year of twelve 30-day months. Interest will be payable semi-annually on May 15 and November 15 in each year, commencing November 15, 2000, and at maturity. We will make each interest payment to the persons in whose names the notes are registered at the close of business on the May 1 or November 1 immediately preceding the interest payment date.

     We will issue the notes in the form of one or more global securities, which will be deposited with The Depository Trust Company ("DTC") and registered in the name of DTC's nominee. Information regarding DTC's book-entry system is set forth under "Global Securities" in the accompanying prospectus.

OPTIONAL REDEMPTION

     The notes will be redeemable in whole or in part, at any time at our option at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest through the redemption date, plus the Make Whole Premium.

     The "Make Whole Premium" with respect to any note means an amount equal to the excess of

     - the aggregate present value as of the redemption date of the expected future cash flows that would have been payable in respect of that note if such redemption had not been made, determined by discounting such amounts
       at a rate equal to the Treasury Rate plus      %; over

     - the aggregate principal amount of that note.

     "Treasury Rate" means

     - the yield reported on page C4 of the Bloomberg Financial Markets Service (or, if not available, any other nationally recognized trading screen reporting on-line intraday trading in United States government securities) at 11:00 A.M. (New York, New York time) for those actively traded United States government securities having a maturity (rounded to the nearest month) corresponding to the remaining term to maturity of the notes; or

     - if no nationally recognized trading screen reporting on-line intraday trading in United States government securities is available, Treasury Rate means the weekly average of the yield to maturity on the United States Treasury obligations with a constant maturity (as compiled by and published in the most recently published issue of the United States Federal Reserve Statistical Release H.15(519)) most nearly equal to the remaining term to maturity of the notes.

LIMITATION ON LIENS

     Under the terms of the notes, we will agree that we and our Restricted Subsidiaries will not, directly or indirectly, secure any other indebtedness with a Lien on our property or assets unless we make effective provision for securing the notes:

     - in case of a Lien securing senior indebtedness, on an equal and ratable basis with that Lien; and

     - in case of a Lien securing subordinated indebtedness, on a basis senior in priority to that Lien.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, encumbrance, charge or adverse claim affecting title or resulting in a charge against real or personal property, or a security interest of any kind in respect of that asset.

     This covenant will have exceptions, under which we will be permitted to refinance the full amount of:

     - our First Mortgage Bonds outstanding on June 30, 1998, which aggregated $2.8 billion principal amount;

     - our existing $804 million bank credit facility; and

     - our existing $300 million trade receivables financing;

in each case without securing the notes. We will also be permitted to enter into a Securitization Transaction without securing the notes.

     "Securitization Transaction" means a transaction pursuant to PSC or other governmental authorization, in which we transfer rights or other property to a special purpose entity in conjunction with a financing based on our right to collect a non-bypassable wires or similar fee.

     Our "Restricted Subsidiaries" means all of our subsidiaries except any subsidiary that is designated by our Board of Directors as not restricted, but only if the designated subsidiary:

     - has no indebtedness that is recourse to us;

     - deals with us and our other Restricted Subsidiaries only on an arms-length basis;

     - is not a subsidiary in which we or another Restricted Subsidiary is obligated to make equity investments, or maintain its financial condition or operating results; and

     - has not guaranteed or otherwise provided credit support for any of our indebtedness or indebtedness of another Restricted Subsidiary.

                  DESCRIPTION OF OUR OUTSTANDING SENIOR NOTES

     We have $2.5 billion of Senior Notes outstanding that were issued in June 1998. The Senior Notes have interest rates ranging from 7% to 8 1/2% and maturities ranging from 2000 to 2010. The Senior Notes are redeemable at any time at our option at prices that include a Make Whole Premium. Defined Terms used in the "Description of Notes" above have the same meaning under the Indenture governing the Senior Notes.

     The Indenture governing the Senior Notes contains covenants which, at the date hereof, continue to restrict our ability to:

     - incur liens;

     - agree to restrictions on dividend or other payments from our Restricted Subsidiaries; and

     - merge, consolidate or sell substantially all of our assets.

PROCEEDS OF CERTAIN ASSET SALES

     The Indenture governing the Senior Notes also provides that we and our Restricted Subsidiaries will not engage in:

     - a Permitted Asset Swap unless we or the Restricted Subsidiary receives property or assets with a fair value at least equal to the fair value of the property or assets swapped; or

     - a Sale of Assets unless,

        (1) we or the Restricted Subsidiary receives consideration at least equal to the fair value of the assets or equity interest issued or sold or otherwise disposed of; and

        (2) in the case of a Securitization Transaction, at least 75% of the consideration we receive is in the form of cash or cash equivalents.

     In addition,

     - within 180 days after the receipt of any net proceeds from a Securitization Transaction, we are required to apply the cash portion of the net proceeds in accordance with the relevant statutory or regulatory requirements that govern such transaction or, if there are no such requirements, to reduce senior indebtedness; and

     - within 180 days after the receipt of any net proceeds from a sale or other disposition of Generating Assets, we are required to use not less than 85% of the cash portion of such net proceeds to reduce senior indebtedness.

     "Generating Assets" means our nuclear, fossil and hydroelectric generation plants, and any related asset necessary for the operation of any such plant and any associated license or permit.

     "Permitted Asset Swap" means any swap by us of our utility property or assets for other property or assets that will be used in or in connection with our utility business.

     "Sale of Assets" means

     - a sale, lease, conveyance, or other disposition of assets (including by way of a sale and leaseback) by us or any of our Restricted Subsidiaries other than sales of inventory or other current assets in the ordinary course of business consistent with past practice that have a fair value or result in net proceeds in excess of $25.0 million;

     - the issue or sale by us or any of our Restricted Subsidiaries of equity interests of any of our Restricted Subsidiaries that have a fair value or result in net proceeds in excess of $25.0 million;

     - the sale or other disposition (but not any spin-off or other distribution to our shareholders) of the Generating Assets; or

     - a Securitization Transaction.

     Notwithstanding the foregoing, the following will not be deemed to be a Sale of Assets:

     - a transfer of assets by us to a wholly-owned Restricted Subsidiary or by a wholly-owned Restricted Subsidiary to us or to another wholly-owned Restricted Subsidiary;

     - an issuance of equity interests by a wholly-owned Restricted Subsidiary to us or to another wholly-owned Restricted Subsidiary;

     - sales of property or equipment that have become worn out, obsolete or damaged or otherwise unsuitable for use in connection with our business;

     - transactions involving the license, lease or sublease of any real or personal property in the ordinary course of business;

     - the making of specified investments;

     - the transfer, sale or assignment of assets to a single purpose entity in connection with the Receivables Financing; and

     - a Permitted Asset Swap.

TRANSACTIONS WITH AFFILIATES

     The Indenture governing our Senior Notes also provides that we and our subsidiaries may not make any payments to, or sell, lease, transfer or otherwise dispose of any of our properties or assets to an affiliate. Also, we may not purchase any property or assets from an affiliate or enter into or make any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of any of our affiliates, unless:

     - the transaction with the affiliate is on an arms-length basis; and

     - if the transaction is in excess of $10 million, it must be approved by a majority of the disinterested members of the board of directors; and

     - if the transaction is in excess of $50 million, we will deliver to the trustee an opinion of a nationally recognized expert as to the fair value of the assets being sold and that the transaction is fair to us.

     The restrictions will not apply to a Securitization Transaction or any transaction between us and Niagara Mohawk Holdings, Inc. approved by the PSC.

CHANGE OF CONTROL

     If a Change of Control Triggering Event occurs, each holder of Senior Notes will have the right to require us to repurchase those Senior Notes at a price equal to 101% of the aggregate principal amount (or accreted value, as applicable), plus accrued and unpaid interest.

     Our ability to pay cash to the holders of the Senior Notes upon a repurchase may be limited by our then existing financial resources. There can be no assurance that we will have sufficient funds to repurchase the Senior Notes following a Change of Control Triggering Event.

     "Change of Control" means the occurrence of any of the following:

     - the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation) of all or substantially all of our assets and the assets of our Restricted Subsidiaries taken as a whole;

     - the adoption of a plan relating to our liquidation or dissolution;

     - the consummation of any transaction which results in any person or group becoming the beneficial owner of more than 50% of the total voting power of all classes of our Capital Stock then outstanding; or

     - the first day on which a majority of the members of our Board of Directors are not Continuing Directors.

     "Change of Control Triggering Event" means the occurrence of a Change of Control that is accompanied by a decline in the ratings of the Senior Notes by at least one gradation by a ratings agency, or the withdrawal of any such rating.

     "Continuing Directors" means any member of our Board of Directors who

     - was a member of such Board of Directors on the date the Senior Notes were issued; or

     - was nominated for election or elected with the approval of a majority of the Continuing Directors who were then members of the Board.

                                  UNDERWRITING

     The underwriters named below have severally agreed, subject to the terms and conditions of the underwriting agreement with us, to purchase the principal amount of notes set forth below opposite their respective names. The underwriters are committed to purchase all of the notes if any are purchased. Under certain circumstances, the commitments of non-defaulting underwriters may be increased.

                                                          PRINCIPAL AMOUNT
NAME                                                          OF NOTES
Donaldson, Lufkin & Jenrette Securities Corporation.....    $
Merrill Lynch, Pierce, Fenner & Smith Incorporated......
J.P. Morgan Securities Inc..............................
Salomon Smith Barney Inc................................
                                                            ------------
          Total.........................................    $200,000,000
                                                            ============

     The underwriters propose to offer the notes in part directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and in part to certain securities dealers at such price
less a concession of      % of the principal amount of the notes. The
underwriters may allow, and such dealers may reallow, a concession not to exceed
     % of the principal amount of the notes to certain brokers or dealers. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

     In connection with the offering of the notes, the underwriters may engage in overallotment, stabilizing transactions and short covering transactions in accordance with Regulation M under the Securities and Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create short positions for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Short covering transactions involve purchases of the notes in the open market after distribution has been completed in order to cover short positions. These stabilizing transactions and short covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of such transactions. Such activities, if commenced, may be discontinued at any time.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased notes sold by or for the account of such underwriter in stabilizing transactions or short-covering transactions.

     We do not intend to apply for listing of the notes on a national securities exchange. We have been advised by the underwriters that they intend to make a market in the notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     In the ordinary course of their respective business, the underwriters and their affiliates perform investment banking, commercial banking and other financial services for us.

     We estimate that we will spend approximately $285,000 for printing, rating agency, trustee, accounting and legal fees and other expenses relating to the offering.

                             VALIDITY OF THE NOTES

     The validity of the notes will be passed upon for us by Sullivan & Cromwell, New York, New York, our counsel, and for the underwriters by Davis Polk & Wardwell, New York, New York, counsel for the several underwriters.

                      WHERE YOU CAN FIND MORE INFORMATION

     This section replaces the section entitled "Incorporation of Certain Information by Reference" in the accompanying prospectus.

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any documents that we file at:

     - SEC Public Reference Room
       450 Fifth Street, N.W.
       Washington, D.C. 20549;

     - Citicorp Center
       500 West Madison Street
       Suite 1400
       Chicago, Illinois 60661-2411; or

     - Seven World Trade Center
       Suite 1300
       New York, New York 10048.

     You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address.

     Please call the SEC at 1-800-SEC-0330 for further information.

     Our filings are also available to the public through:

     - The SEC web site at http://www.sec.gov

     - The New York Stock Exchange
       20 Broad Street
       New York, New York 10005

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede that information as well as the information included in this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed in the box below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 filed prior to the termination of this offering.

Annual Report on Form 10-K for the year ended December 31, 1999.

Current Report on Form 8-K filed May 1, 2000.

     We will provide without charge a copy of these filings, other than any exhibits unless the exhibits are specifically incorporated by reference into this prospectus supplement and the accompanying prospectus. You may request your copy by writing or telephoning us at the following address:

         Leon T. Mazur
         Director, Investor Relations
         Niagara Mohawk Power Corporation
         300 Erie Boulevard West
         Syracuse, New York 13202
         (315) 428-5876

                                  $500,000,000

                        NIAGARA MOHAWK POWER CORPORATION

                              FIRST MORTGAGE BONDS
                           UNSECURED DEBT SECURITIES

                           -------------------------

     By this prospectus, Niagara Mohawk Power Corporation may offer from time to time up to $500,000,000 of its debt securities. These securities may be either First Mortgage Bonds, secured by a mortgage on our assets, or unsecured debt securities. When we offer these securities, we will provide you with a prospectus supplement describing the terms of the specific issue, including the offering price and whether the securities are secured.

     You should read this prospectus and the prospectus supplement carefully before you invest.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

     Niagara Mohawk Power Corporation may sell these securities to underwriters, through agents or directly to other purchasers. The prospectus supplement will include the names of any underwriters or agents.

                     This prospectus is dated April 3, 2000

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000. This prospectus provides you with a general description of the First Mortgage Bonds and unsecured debt securities we may offer.

     Each time we sell Securities, we will provide a "PROSPECTUS SUPPLEMENT" that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information" on page 15.

     For more detail, you may read the exhibits, financial statements, notes and schedules filed with our registration statement.

                     ABOUT NIAGARA MOHAWK POWER CORPORATION

NIAGARA MOHAWK POWER CORPORATION

     We were organized in 1937 under the laws of New York State and are engaged principally in the regulated energy delivery business in New York State. We provide electric service, and we sell, distribute and transport natural gas to approximately 1,600,000 electric and 560,000 gas customers in areas of central, northern and western New York State.

     On March 18, 1999, we were reorganized into a holding company structure in accordance with the Agreement and Plan of Exchange between Niagara Mohawk Holdings, Inc. and us. Our outstanding common stock was exchanged on a share-for-share basis for the common stock of Niagara Mohawk Holdings, Inc. Our debt and preferred stock were not exchanged as a part of the share exchange and continue as our obligations. See "Where You Can Find More Information" for how you can find more information about the reorganization and about us.

RECENT DEVELOPMENT

     In 1999, the New York State Public Service Commission approved our petition to purchase up to $800 million of Niagara Mohawk Holdings, Inc. common stock. In July 1999, the board of directors of Niagara Mohawk Holdings, Inc. approved a program to repurchase 20 million shares through December 31, 2001 and in March 2000 the board of directors authorized and approved the repurchase of an additional 20 million shares through December 31, 2002. As of December 31, 1999, we repurchased 10 million shares of the common stock of Niagara Mohawk Holdings, Inc. Additional 5 million shares were repurchased by an agent on our behalf, but were not paid for by us (with the exception of $1.4 million in carrying charges) and remain in the number of shares outstanding in computing the earnings per share of Niagara Mohawk Holdings, Inc.

                                USE OF PROCEEDS

     Unless we state otherwise in the prospectus supplement, we will use the proceeds from the sale of the Securities offered under this prospectus and the prospectus supplement for general corporate purposes. Our general corporate purposes may include:

     - the finance of our construction program;

     - refund existing long term-debt and preferred stock;

     - refund short term debt;

     - the finance of termination or restructuring of Power Purchase Agreements with Independent Power Producers; and

     - repurchase common stock of Niagara Mohawk Holdings, Inc.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     Our consolidated ratios of earnings to fixed charges for each of the fiscal years ended December 31, 1995 through 1999 are as follows:

        YEARS ENDED DECEMBER 31,
  ------------------------------------
  1999    1998   1997    1996    1995
  x1.01   x.57   x2.02   x1.57   x2.29

     For purposes of computing these ratios, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of: (a) interest expenses and amortization of debt expenses as reported in our consolidated financial statements; (b) dividends on preferred stock of subsidiary companies; (c) the portion of net rental expense which is deemed representative of the interest factor inherent in rents and (d) the cumulative effect of accounting changes.

                     DESCRIPTION OF SECURITIES WE MAY OFFER

     The Securities issued under this prospectus are governed by documents called the "INDENTURES". The Indenture governing the First Mortgage Bonds is a contract between us and HSBC. The Indenture governing our unsecured debt securities is a contract between us and The Bank of New York. Each of these banks currently acts as "TRUSTEE" under the Indenture to which it is a party.

     Each Trustee has two main roles:

     - First, the Trustee can enforce your rights against us if we default. There are some limitations on the extent to which the Trustee acts on your behalf, which we describe later under "Description of New
       Bonds -- Events of Default" and "Description of New Debentures -- Events of Default."

     - Second, the Trustee performs administrative duties for us, which include sending you interest payments, transferring your debt securities to a new buyer if you sell and sending you notices.

     In this description, we refer to the First Mortgage Bonds as "NEW BONDS" and the unsecured debt securities as the "NEW DEBENTURES." When we say "BOND" we mean any bond that has been, or will be, delivered under the Indenture that governs the New Bonds. When we say "Securities" we collectively refer to the New Bonds and the New Debenture. A copy of each Indenture is filed as an exhibit to the registration statement relating to the Securities.

     Each Indenture permits us to issue different series of Securities from time to time. We may issue securities in such amounts, at such times and on such terms as we wish. The Securities may differ from one another in their terms.

     Securities may be sold at prices substantially below their face value, and may be denominated in foreign currencies. The prospectus supplement will describe:

     - special United States federal income tax or other considerations, if any, with respect to Securities sold at original issue discount.

     - special United States federal income tax and other considerations, if any, with respect to Securities which are denominated in a currency or currency unit other than United States dollars.

     Unless otherwise indicated in the prospectus supplement, the covenants contained in the Indentures and the Securities will not afford holders of the Securities protection in the event of a sudden decline in credit rating that might result from a recapitalization, restructuring, or other highly leveraged transaction.

THIS SECTION IS ONLY A SUMMARY

     The Indentures and their associated documents, including your Securities, contain the full legal text of the matters described in this section. A copy of each Indenture has been filed with the SEC as part of our registration statement. See "Where You Can Find More

Information" on page 15 for information on how to obtain a copy.

     This section summarizes the material terms that will apply generally to the Securities. Each particular series of Securities will have financial and other terms specific to it, and these specific terms will be described in the prospectus supplement. As you read this section, therefore, please remember that the specific terms of your Securities as described in your prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. The statements we make in this section may not apply to your Securities.

   IN THE REMAINDER OF THIS DESCRIPTION "YOU" MEANS DIRECT HOLDERS AND NOT "STREET NAME" OR OTHER INDIRECT HOLDERS OF DEBT SECURITIES. INDIRECT HOLDERS SHOULD READ THE SUBSECTION ON PAGE 12 ENTITLED "STREET NAME" AND OTHER INDIRECT HOLDERS".

                            DESCRIPTION OF NEW BONDS

TERMS OF THE NEW BONDS

     You should refer to the prospectus supplement for the following information about a particular series of New Bonds:

     - the designation and principal amounts of the New Bonds;

     - the date on which the New Bonds mature;

     - the interest rate;

     - when the interest on the New Bonds accrues and is payable;

     - the dates on which interest on the New Bonds will be payable;

     - whether, when and at what price we can redeem the New Bonds; and

     - any other specific terms of the New Bonds.

THE MORTGAGE

     The New Bonds are secured by a "MORTGAGE" which will create a direct first lien on substantially all gas and electric properties that we now own or use or are useful in the operation of our properties as an integrated system. The mortgage lien will also extend to all property of the same nature we acquire after the effective date of the Mortgage. The Mortgage will not extend to property that we acquire through merger or consolidation or a purchase of substantially all the assets of other corporations, unless we decide otherwise.

     This lien DOES NOT EXTEND to:

     - revenues and profits of the mortgaged property;

     - any bills;

     - notes;

     - accounts receivable;

     - cash (except cash deposited with the trustee);

     - agreements;

     - securities;

     - materials and supplies; and

     - all oil, gas and other minerals and the right to this removal.

     This lien is SUBJECT TO:

     - liens for taxes and assessments not due and payable or being contested in good-faith;

     - obligations to public authorities as to any franchise, consent, grant, license or permit;

     - leases and other rights of tenants and of licensees; and

     - the rights of others to property acquired after the effective date of the Mortgage for transmission or distribution systems or right-of-way purposes (Granting Clause of the Mortgage).

     The direct lien on our properties is also subject to other minor types of encumbrances which do not materially interfere with the operation of our business. These encumbrances may include:

     - rights and claims of third parties in possession which are not disclosed of record;

     - any facts that can only be disclosed by an accurate survey;

     - the effect of zoning ordinances;

     - rights of public in the use of streets, roads and waterways; and

     - leases, covenants, easements.

RANKING

     The New Bonds will rank on an equal basis with all other mortgage Bonds issued under the Mortgage.

CREDIT ENHANCEMENT

     We will provide you further information in the prospectus supplement if any series of New Bonds shall be entitled to the benefits of a surety bond or other form of credit enhancement.

ADDITIONAL NEW BONDS

     The Mortgage provides that we may not create any securities which will rank senior to the New Bonds as to security. However, we may acquire property which is subject to other liens and mortgage after-acquired property which is not subject to the lien of the property.

     Additional New Bonds which will rank equally as to security with the New Bonds including prior lien New Bonds may be issued under the Mortgage in an unlimited amount only as follows:

          1. additional New Bonds may be issued in a principal amount equal to 60% of the net (which was in excess of $300 million on December 31, 1999) of property additions that are not subject to an unfunded prior lien;

          2. we may issue additional New Bonds in exchange for bonds outstanding under the Mortgage or in substitution for bonds that were retired (which was in excess of $1.0 billion on December 31, 1999); and

          3. additional New Bonds may be issued in a principal amount equal to the amount of cash we deposit with the Trustee for that purpose.

     Additional New Bonds described in paragraphs 1 and 3 above MAY NOT be issued unless our net earnings over a certain period (12 out of the 15 preceding months) that are available for interest, after a provision for depreciation but before income taxes, are at least 1.75 times the annual interest charges on all Bonds and prior lien bonds then outstanding or applied for.

     We expect to offer the New Bonds on the basis of property additions, cash deposited with the Trustee or Bonds that have been retired or will be retired or purchased pursuant to sinking fund payments.

RELEASES OF PROPERTY

     We may release property subject to the lien of the Mortgage, other than cash and prior lien bonds, upon any sale, exchange, condemnation or expropriation of the property subject to the Mortgage without furnishing notice to the bondholders. Any property, other than cash or securities, we received upon the release of mortgaged property shall be subject to the lien of the Mortgage, and any cash or securities received shall, unless we use it to satisfy some prior lien, become part of the security for the Bonds issued under the mortgage.

     We may withdraw monies received by the Trustee as proceeds of released property to reimburse us for retirement of Bonds and certain prior lien bonds, or to pay, purchase or redeem these Bonds or prior lien bonds. We may also withdraw cash in an amount equal to 166 2/3% of the principal amount of Bonds which we could issue under the Mortgage in respect of Additional Property, provided we forgo the right to issue these Bonds. In the ordinary course of business and otherwise, we regularly obtain from the Trustee the release of various properties from the lien of the Mortgage. In the case of exchanges of property, no exchange shall be made if our Funded Indebtedness is increased as a result. (Mortgage, Articles Sixth and Seventh.)

     When we say "Additional Property" we refer to any property that we acquired after July 31, 1937, that is used or useful in our business and which will become subject to the first mortgage lien. Additional property will not include:

     - property which is generally charged by us to operating expenses in accordance with our accounting practices;

     - equipment, material and supplies we acquire for the purpose of resale in the usual course of business;

     - goodwill, franchises or governmental permits;

     - property we acquire as a substitute for a released property that is subject to the Mortgage, but only to the extent of the consideration received for the mortgaged property;

     - cash, accounts receivables, stocks, bonds and other evidence of indebtedness; and

     - any insurance proceeds we receive from the Trustee as reimbursement for loss or damage to property, but only to the extent of the insurance proceeds received.

     When we say "funded indebtedness" we refer to the aggregate unpaid principal amount at any particular time of the Company's:

     - issued and outstanding Bonds that we issue under the Mortgage, including the additional Bonds that are about to be issued;

     - all issued and outstanding bonds secured by a lien which is ranked prior to, or equally with, the first mortgage lien; and

     - all issued and outstanding bonds that are secured by any other lien and are not subject to the first mortgage lien.

MAINTENANCE FUND PROVISIONS

     We are required within 90 days after the close of each fiscal year, to (a) certify the Costs of Additional Property (b) deposit with the Trustee cash, Bonds or certain prior lien bonds; or (c) waive our right to the authentication and delivery of the principal amount of Bonds to which we are then entitled under the Mortgage, to the extent that the aggregate amount of expenditure for maintenance, repairs, renewals and replacements for the period commencing January 1, 1977 is less than the sum of 2.25% of our depreciable property (as defined) on January 1 of each year during such period (Mortgage, Article Fifth, section 22).

RESTRICTION ON COMMON STOCK DIVIDEND

     To the extent that the aggregate amount of expenditure for maintenance and repairs, plus the aggregate amount credited to depreciation, retirements and other like reserves, for the period commencing January 1, 1977 is less than the sum of 2.25% of our depreciable property on January 1 of each year during that period, we must reserve an equivalent amount of surplus and hold it unavailable for distribution as a dividend on our common stock. (Mortgage, Article Fifth, section 23).

MERGERS AND SIMILAR EVENTS

     We are generally permitted to consolidate or merge with another company or sell substantially all of our assets to another company as long as the following conditions are met:

     - we are not in default under the Mortgage;

     - the terms of the merger or consolidation or sale of the our assets may not impair the lien, the security of the Mortgage, the rights and powers of the Trustee or the rights and powers of the bondholders;

     - if we are not the surviving corporation, or in the case of a sale of our assets, the successor corporation assumes by supplemental indenture our obligations under the Mortgage.

MODIFICATION

     From time to time, we may unilaterally modify the Mortgage by entering into a supplemental indenture with the Trustee to:

     - correct property descriptions;

     - modify the Mortgage or form of bonds and coupons to facilitate stock exchange listing requirements; or

     - cure any ambiguity or errors in the Mortgage;

but only if the amendments are not inconsistent with the terms of the Mortgage and shall not impair the security of the Bonds.

     The Mortgage also permits us and the Trustee to modify the Mortgage in any manner whatsoever. A vote of the holders of Bonds owning 66 2/3% of the principal amount of the total amount of outstanding Bonds, excluding Bonds owned by us or by our affiliates, is required to effect this change to the Mortgage.

     However, we and the Trustee may not modify the Mortgage in the following ways without the consent of the holder of each outstanding Bonds:

     - alter or impair our obligation to pay the principal and interest on the Bonds;

     - create a mortgage or a lien in the nature of a mortgage that ranks prior to, or equally with, the first mortgage lien;

     - any change to the Mortgage that adversely affects your rights; or

     - reduce the percentage of bondholders that is required to consent to a modification to the Mortgage.

     We may not modify the Mortgage without the consent of the Trustee if the Trustee is affected by the modification.
EVENTS OF DEFAULT

     You will have special rights if an Event of Default occurs and is not cured, as described later in this subsection.

     The term "EVENT OF DEFAULT" for the New Bonds means any of the following:

     - we do not pay the principal of or any premium on a New Bond on its due date;

     - we do not pay interest on a New Bond within 60 days after its Due Date;

     - we do not deposit any sinking, improvement, maintenance or similar fund payment on its due date;

     - we remain in breach of a covenant of the Mortgage for 90 days after we receive a notice of default stating we are in breach. The notice must be sent by the Trustee in its discretion or upon the written request of 25% of the bondholders; and

     - we file for bankruptcy, insolvency or reorganization events that involve us.

     If an Event of Default has occurred and has not been cured within 90 days, the Trustee will notify the bondholders as to our default. The Mortgage allows the Trustee to withhold notice of default if the Trustee determines in good faith that withholding the notice is in the interests of the bondholders. The Trustee may not withhold notice of any default in the payment of principal, interest, installments upon retirement or any sinking or purchase fund.

     Prior to exercising his powers to enforce the Mortgage, the Trustee is entitled to reasonable protection from expenses and liability (called an "INDEMNITY").

   "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE.

     The Mortgage does not require us to furnish periodic evidence to the trustee as to the absence of default or as to our compliance with the terms of the mortgage. However, the Mortgage requires that as a condition to the issuance of additional Bonds, including New Bonds, we will be in compliance with any covenant contained in the mortgage.

                       DESCRIPTION OF THE NEW DEBENTURES

TERMS OF THE NEW DEBENTURES

     You should refer to the prospectus supplement for the following information about a particular series of New Debentures:

     - the designation and principal amounts of the New Debentures;

     - the date on which the New Debentures mature;

     - the interest rate;

     - when the interest on the New Debentures accrues and is payable;

     - the dates on which interest on the New Debentures will be payable;

     - whether, when and at what price we can redeem the New Debentures; and

     - any other specific terms of the New Debentures.

CONVERSION

     Your New Debentures may be convertible into or exchangeable for common stock or other securities if your prospectus supplement so provides. If your New Debentures are convertible or exchangeable, your prospectus supplement will include provisions as to:

     - whether the New Debentures are convertible or exchangeable into our common stock or other securities we issue or into common stock or other securities of other issuers;

     - whether the conversion or exchange is mandatory, at your option or our option;

     - whether adjustments may be made in the number of shares of common stock or other securities to be received by you upon conversion or exchange.

MERGERS AND SIMILAR EVENTS

     We are generally permitted to consolidate or merge with another company or sell substantially all of our assets to another company as long as the following conditions are met:

     - we are not in default under the Indenture;

     - where we merge out of existence or sell our assets, the other firm may not be organized under a foreign country's laws (that is, it must be a corporation, partnership, trust or other entity organized under the laws of a State or the District of Columbia or under federal law); and

     - if we are not the surviving corporation, or in the case of a sale of our assets, the successor corporation assumes by supplemental indenture our obligations under the Indenture.

MODIFICATION AND WAIVER

     There are three types of changes we can make to the Indenture and the New Debentures.

     CHANGES REQUIRING YOUR APPROVAL. First, there are changes that cannot be made to your New Debentures without your specific approval.

     Following is a list of those types of changes:

     - change the Stated Maturity of the principal of or interest on any New Debenture;

     - reduce any amounts due on any New Debenture;

     - reduce the amount of principal payable upon acceleration of the Maturity of any New Debenture following a default;

     - change the place or currency of payment on any New Debenture;

     - impair your right to sue for payment;

     - reduce the percentage of holders of New Debentures whose consent is needed to modify or amend the Indenture;

     - reduce the percentage of holders of New Debentures whose consent is needed to waive compliance with certain provisions of the Indenture or to waive certain defaults; and

     - modify any other aspect of the provisions dealing with modification and waiver of the Indenture. (Section 902)

     CHANGES REQUIRING A MAJORITY VOTE. The second type of change to the Indenture and the New Debentures is the kind that requires a vote in favor by holders of New Debentures owning a majority amount of the particular series affected. Most changes fall into this category, except for changes noted above as requiring your specific vote, and, as we note below, changes which do not require your approval. The same vote would be required for us to obtain a waiver of any past defaults. However, we cannot obtain a waiver of a payment default or any other aspect of the Indenture or the New Debentures listed in the first category described above under "-- Changes Requiring Your Approval" unless we obtain your individual consent to the waiver. (Section 513)

     CHANGES NOT REQUIRING APPROVAL. The third type of change does not require any approval by holders of New Debentures. This type is limited to clarifications and certain other changes that would not adversely affect holders of the New Debentures.
     FURTHER DETAILS CONCERNING VOTING. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a New
Debenture:

     - For Original Issue Discount Securities, we will use the principal amount that would be due and payable on the voting date if the Maturity of the New Debentures were accelerated to that date because of a default.

     - For New Debentures whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that New Debentures described in the prospectus supplement.

     - For New Debentures denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent.

     New Debentures will not be considered outstanding, and therefore are not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. New Debentures will also not be eligible to vote if they have been fully defeased as described later on page 11 under "Full Defeasance". (Section 101)

     We generally will be entitled to set any day as a record date for the purpose of determining the holders of outstanding New Debentures that are entitled to vote or take other action under the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by holders. If we or the Trustee set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding New Debentures of that series on the record date and must be taken within 180 days following the record date or a shorter period that we may specify (or as the Trustee may specify if it sets the record date). We may shorten or lengthen (but not beyond 180 days) this period from time to time. (Section 104)

   "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURE OR THE DEBT SECURITIES OR REQUEST A WAIVER.

COVENANTS

     The prospectus supplement for your series of New Debentures may set forth restrictive covenants with respect to your New Debentures.

DEFEASANCE

     The following discussion of full defeasance and covenant defeasance will be applicable to your series of New Debentures only if we choose to have them apply to that series. If we do so choose, we will inform you of this decision in the prospectus supplement. (Section 1301)

     FULL DEFEASANCE. If there is a change in federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the New Debentures (called "FULL DEFEASANCE") if we put in place the following other arrangements for you to be repaid:

     - We must deposit in trust for your benefit and the benefit of all other direct holders of the New Debentures a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the New Debentures on their various due dates.

     - There must be a change in current federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the New Debentures any differently than if we did not make the deposit and just repaid the New Debentures ourselves. (Under current federal tax law, the deposit and our legal release from the New Debentures would be treated as though we took back your New Debentures and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the New Debentures you give back to us.)

     - We must deliver to the Trustee a legal opinion of our counsel confirming the tax law change described above. (Sections 1302 and 1304)

     - If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the New Debentures. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent.

     COVENANT DEFEASANCE. Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the New Debentures that may be described in the applicable prospectus supplement. This is called "COVENANT DEFEASANCE". In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the New Debentures. In order to achieve covenant defeasance, we must do the following:

     - We must deposit in trust for your benefit and the benefit of all other direct holders of the New Debentures a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the New Debentures on their various due dates.

     - We must deliver to the Trustee a legal opinion of our counsel confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the New Debentures any differently than if we did not make the deposit and just repaid the New Debentures ourselves.

     If we accomplish covenant defeasance, the following provisions of the Indenture and the New Debentures would no longer apply:

     - Covenants applicable to the series of New Debentures and described in the prospectus supplement.

     - The Events of Default relating to breach of covenants and acceleration of the maturity of other debt, described later under "What Is an Event of Default?"

     If we accomplish covenant defeasance, you can still look to us for repayment of the New Debentures if there is a shortfall in the trust deposit. In fact, if one of the remaining Events of Default occurs (such as our bankruptcy) and the New Debentures become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall. (Sections 1303 and 1304)

EVENTS OF DEFAULT

     You will have special rights if an Event of Default occurs and is not cured, as described later in this subsection.

     WHAT IS AN EVENT OF DEFAULT? The term "EVENT OF DEFAULT" for the New Debentures means any of the following:

     - We do not pay the principal of or any premium on New Debenture on its due date.

     - We do not pay interest on New Debenture within 30 days of its due date.

     - We do not deposit any sinking fund payment on its due date.

     - We remain in breach of a covenant of the Indenture for 60 days after we receive a notice of default stating we are in breach. The notice must be sent by either the Trustee or holders of 10% of the principal amount of New Debentures of the affected series.

     - We file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur.

     - Any other Event of Default described in the prospectus supplement occurs. (Section 501)

     REMEDIES IF AN EVENT OF DEFAULT OCCURS. If an Event of Default has occurred and has not been cured, the Trustee or the holders of 25% in principal amount of the New Debentures of the affected series may declare the entire principal amount of all the New Debentures of that series to be due and immediately payable. If an Event of Default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the New Debentures of that series will be automatically accelerated, without any action by the Trustee or any holder. A declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the New Debentures of the affected series. (Section 502)

     Except in cases of default where the Trustee has some special duties, the Trustee is not required to take any action under the Indenture at the request of any holders unless the Holders offer the Trustee an indemnity. If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding New Debentures of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the Trustee. These majority holders may also direct the Trustee in performing any other action under the Indenture. (Section 512)

     Before you bypass the Trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the New Debentures, the following must occur:

     - You must give the Trustee written notice that an Event of Default has occurred and remains uncured.

     - The holders of 25% in principal amount of all outstanding New Debentures of the relevant series must make a written request that the Trustee take action because of the default, and must offer reasonable indemnity to the Trustee against the cost and other liabilities of taking that action.

     - The Trustee must have not taken action for 60 days after receipt of the notice and offer of indemnity. (Section 507)

     However, you are entitled at any time to bring a lawsuit for the payment of money due on your New Debenture on or after its due date. (Section 508)

   "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND TO MAKE OR CANCEL A DECLARATION OF
   ACCELERATION.

     We will furnish to the Trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the Indenture and the New Debentures, or else specifying any default. (Section 1004)

                             REGARDING THE TRUSTEES

     The Trustee under the Mortgage for the New Bonds is HSBC, with whom we maintain normal banking arrangements. HSBC has also extended a line of credit to us. We maintain bank accounts, borrow money and have other customary banking relationships with HSBC in the ordinary course of business.

     The Trustee under the Indenture for the New Debentures is The Bank of New York, which has extended a line of credit to us and with whom we also maintain normal banking arrangements.

     If an event of default (or an event that would be an event of default if the requirements for giving us default notice or for our default having to exist for a specific period of time were disregarded) occurs, one or both of the Trustees may be considered to have a conflicting interest for purposes of the Trust Indenture Act of 1939 with respect to the Securities. In that case, one or both of the Trustees may be required to resign as trustee and we would be required to appoint one or more successor trustees.

          DESCRIPTION OF TERMS COMMON TO NEW BONDS AND NEW DEBENTURES

     Unless we provide otherwise in the prospectus supplement, the following provisions apply equally to, both, New Bonds and New Debentures.

FORM, EXCHANGE AND TRANSFER

     The Securities will be issued:

     - only in fully registered form;

     - without interest coupons; and

     - in denominations that are multiples of $1,000.

     You may have your Securities broken into more Securities of smaller denominations or combined into fewer Securities of larger denominations, as long as the total principal amount is not changed. This is called an "EXCHANGE".

     You may exchange or transfer Securities at the office of the entity performing the role of maintaining the list of registered holders, known as the "SECURITY REGISTRAR", or at the office of any transfer agent designated by us for that purpose.

     You will not be required to pay a service charge to transfer or exchange Securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the Security Registrar or transfer agent, as applicable, is satisfied with your proof of ownership.

     If the Securities are redeemable and we redeem less than all of the Securities of a particular series, we may block the transfer or exchange of Securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of Securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any Securities being partially redeemed.

PAYMENT AND PAYING AGENTS

     We will pay interest to you if you are a direct holder listed in the records of the Security Registrar at the close of business on the "REGULAR RECORD DATE." The prospectus supplement will specify the Regular Record Dates for the Securities.

     We will pay interest, principal and any other money due on the Securities at the corporate trust offices of each of the designated Trustees. You must make arrangements to have your payments picked up or wired from that office. We may also choose to pay interest by mailing checks.

   "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS.

     We may also arrange for additional payment offices and may cancel or change those offices, including our use of the corporate trust offices of each of the designated Trustees. These offices are called "PAYING AGENTS". We are required to maintain a Paying Agent in each Place of Payment for the Securities. We must notify you of changes in the Paying Agents for the Securities.

LEGAL OWNERSHIP

"STREET NAME" AND OTHER INDIRECT HOLDERS

     Investors who hold Securities in accounts at banks or brokers will generally not be recognized by us as legal holders of Securities. This is called holding in "STREET NAME". Instead, we would recognize only the bank or broker, or the financial institution the bank or broker uses to hold its securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the securities, either because they agree to do so in their customer agreements or because they are legally required to forfeit these securities payments. If your New Securities are in "Street Name," you should check with your own institution to find out:

     - How it handles securities payments and notices.

     - Whether it imposes fees or charges.

     - How it would handle voting if ever required.

     - Whether and how you can instruct it to send you Debt Securities registered in your own name so you can be a direct holder as described below.

     - How it would pursue rights under the Debt Securities if there were a default or other event triggering the need for holders to act to protect their interests.

DIRECT HOLDERS

     Our obligations, as well as the obligations of the Trustee and those of any third parties employed by us or either Trustee, run only to Persons who are registered as holders of Securities. As noted above, we do not have obligations to you if you hold in "Street Name" or other indirect means, either because you choose to hold Securities in that manner or because the Securities are issued in the form of Global Securities as described below. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a "Street Name" customer but does not fulfill this obligation.

                               GLOBAL SECURITIES

     WHAT IS A GLOBAL SECURITY? A Global Security is a special type of indirectly-held Security, as described above under "Street Name' and Other Indirect Holders". We may choose to issue some or all of the Securities in the form of Global Securities, in which case the ultimate beneficial owners can only be indirect holders. We do this by requiring that the Global Security be registered in the name of a financial institution we select and by requiring that the Securities included in the Global Security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the Global Security is called the "Depositary". Any person wishing to own a Global Security must do so indirectly through an account with a broker, bank or other financial institution that in turn has an account with the Depositary. The prospectus supplement will indicate whether your series of Securities will be issued only in the form of Global Securities.

     SPECIAL INVESTOR CONSIDERATIONS FOR GLOBAL SECURITIES. As an indirect holder, an investor's rights relating to a Global Security will be governed by the account rules of the investor's financial institution and of the Depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of Securities and instead deal only with the Depositary that holds the Global Security.

     An investor should be aware that if Securities are issued only in the form of Global Securities:

     The investor cannot get Securities registered in his or her own name.

     - The investor cannot receive physical certificates for his or her interest in the Securities.

     - The investor will be a "Street Name" holder and must look to his or her own bank or broker for payments on the Securities and protection of his or her legal rights relating to the Securities. See the discussion above "Street Name" and Other Indirect Holders".

     - The Depositary's policies will govern payments, transfers, exchange and other matters relating to the investor's interest in the Global Security. We and each Trustee have no responsibility for any aspect of the Depositary's actions or for its records of ownership interests in the Global Security. We and each Trustee also do not supervise the Depositary in any way.

     - The laws of some jurisdictions require that certain purchasers receive physical certificates for their interests in the securities. These laws may impair the ability to transfer beneficial interests in a Global Security.

     SPECIAL SITUATIONS WHEN A GLOBAL SECURITY WILL BE TERMINATED. In a few special situations described later, a Global Security will terminate and interests in it will be exchanged for physical certificates representing Securities. After that exchange, the choice of whether to hold Securities directly or in "Street Name" will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in Securities transferred to their own name so that they will be direct holders. The rights of "Street Name" investors and direct holders in the Securities have been described above under "Street Name" and Other Indirect Holders" and "Direct Holders" on page 12.

     The special situations for termination of a Global Security are:

     - When the Depositary notifies us that it is unwilling, unable or no longer qualified to continue as Depositary.

     - When an event of default on the Securities has occurred and has not been cured. (Defaults are discussed above)

     The prospectus supplement may also list additional situations for terminating a Global Security that would apply only to the particular series of Securities covered by the prospectus supplement. When a Global Security terminates, the Depositary (and not the company or each Trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.

                              PLAN OF DISTRIBUTION

     We may sell Securities:

     - to or through underwriting syndicates represented by managing underwriters;

     - through one or more underwriters without a syndicate for them to offer and sell to the public;

     - through dealers or agents; and

     - to investors directly in negotiated sales or in competitively bid transactions.

     Any underwriter or agent involved in the offer and sale of any series of the Securities will be named in the prospectus supplement.

     The prospectus supplement for each series of Securities will describe:

     - the terms of the offering of these Securities, including the name of the agent or the name or names of any underwriters;

     - the public offering or purchase price;

     - any discounts and commissions to be allowed or paid to the agent or underwriters and all other items constituting underwriting compensation;

     - any discounts and commissions to be allowed or paid to dealers; and

     - other specific terms of the particular Securities.

     Only the agents or underwriters named in a prospectus supplement are agents or underwriters in connection with the Securities being offered by that prospectus supplement.

     Underwriters, agents and dealers may be entitled, under agreements with us, to indemnification against certain civil liabilities, including liabilities under the Securities Act.

     Underwriters to whom we sell Securities for public offering and sale are obliged to purchase all of those particular Securities if any are purchased. This obligation is subject to certain conditions and may be modified in the applicable prospectus supplement.

     Underwriters, dealers or agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of business.

                          VALIDITY OF DEBT SECURITIES

     Sullivan & Cromwell, New York, New York, will pass upon the validity of the Securities for us.

                                    EXPERTS

     Our financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 incorporated in this Prospectus by reference to Niagara Mohawk Holdings, Inc., and our Combined Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as expert in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at:

     - SEC Public Reference Room
       450 Fifth Street, N.W.
       Washington, D.C. 20549;
     - Citicorp Center
       500 West Madison Street
       Suite 1400
       Chicago, Illinois 60661-2411; or

     - Seven World Trade Center
       Suite 1300
       New York, New York 10048.

     You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address.

     Please call the SEC at 1-800-SEC-0330 for further information.

     Our filings are also available to the public through:

     - The SEC web site at http://www.sec.gov

     - The New York Stock Exchange
       20 Broad Street
       New York, New York 10005

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede that information as well as the information included in this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed in the box below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities and Exchange Act of 1934 filed prior to the termination of this offering.

Annual Report on Form 10-K for the year ended December 31, 1999.

     We will provide without charge a copy of these filings, other than any exhibits, unless the exhibits are specifically incorporated by reference into this prospectus supplement and the accompanying prospectus. You may request your copy by writing or telephoning us at the following address:

    Leon T. Mazur
     Director, Investor Relations
     Niagara Mohawk Power Corporation
     300 Erie Boulevard West
     Syracuse, New York 13202
     (315) 428-5876

     Information in this prospectus may add to, update or change information in a previously filed document incorporated by reference in this prospectus. In that case, you should rely on the information in this prospectus. Information in a document filed after the date of this prospectus may add to, update or change information in this prospectus or in a previously filed document incorporated by reference in this prospectus. In that case, you should rely on the information in the later filed document.

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MAY   , 2000

                                      LOGO
                        NIAGARA MOHAWK POWER CORPORATION

                                  $200,000,000

                                % SENIOR NOTES DUE MAY

                   -----------------------------------------

                             PROSPECTUS SUPPLEMENT
                   -----------------------------------------

                          DONALDSON, LUFKIN & JENRETTE
                              MERRILL LYNCH & CO.
                               J.P. MORGAN & CO.
                              SALOMON SMITH BARNEY

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WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE YOU
WRITTEN INFORMATION OTHER THAN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR TO MAKE REPRESENTATIONS AS TO MATTERS NOT STATED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALES MADE HEREUNDER AFTER THE DATE OF THIS PROSPECTUS SUPPLEMENT SHALL CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THE AFFAIRS OF NIAGARA MOHAWK POWER CORPORATION HAVE NOT CHANGED SINCE THE DATE HEREOF.
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